Filed by Golden State Bancorp, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933

                               Subject Company:  Golden State Bancorp, Inc.
                                              Commission File No. 000-29654


Citigroup Inc. ("Citigroup") and Golden State Bancorp Inc. ("Golden State") have filed a proxy statement/prospectus and other relevant documents concerning the merger (the "Merger") of Golden State and Mercury Merger Sub, Inc., a subsidiary of Citigroup, with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the proxy statement/prospectus and other documents filed by Citigroup and Golden State with the SEC at the SEC's web site at http://www.sec.gov. Free copies of Citigroup's filings may be obtained by directing a request to Citigroup, attention Citigroup Document Services, 140 58th Street, Suite 5i, Brooklyn, NY 11220; (877) 936-2737 (toll free); (718) 765-6514 (outside the U.S.). Free copies of Golden State's filing may be obtained by directing a request to Golden State, Shareholder Relations, 135 Main Street, San Francisco, California 94105;
Telephone: (415) 904-0188.

Golden State and certain other persons referred to below may be deemed to be participants in the solicitation of proxies from Golden State stockholders to adopt the agreement providing for the Merger. The participants in this solicitation may include, under SEC rules, the directors and executive officers of Golden State, who may have interests in the transaction, including as a result of holding shares of Golden State common stock or options to acquire such shares. A detailed list of the names and interests of persons who may be considered participants in the solicitation of Golden State's stockholders under the rules of the SEC is set forth in the Annual Report on Form 10-K filed by Golden State with the SEC on March 28, 2002, and in the Annual Meeting Proxy Statement on Form 14A filed by Golden State with the SEC on April 12, 2002.

THE FOLLOWING IS A COMMUNICATION ISSUED BY GOLDEN STATE BANCORP INC. TO ALL EMPLOYEES ON AUGUST 7, 2002:

To all employees of Cal Fed and its subsidiaries:

As mentioned in Transition Update #5, employees of Cal Fed and its subsidiaries were notified last week of their post-acquisition job status. Here is a brief overview of that notification, followed by more acquisition-related questions and answers.

JOB NOTIFICATION SUMMARY

Last week, approximately 75% of Cal Fed's employees were notified that they would have a role after the close date. Additionally, more than 20%


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of our employees will work on transitional assignments. Unfortunately, a group of our colleagues will not have positions with Citigroup after the close date.

QUESTIONS AND ANSWERS

We continue to receive many inquiries regarding benefits and other issues. Here are the answers we have so far.

Please keep in mind that we still don't have answers to many questions, including the acquisition close date. We'll let employees know as soon as a date is determined.

Questions related to benefits:

As we have stated previously, the Cal Fed group benefit plans will continue through December 31st, and those employees retained beyond December 31st will participate in Citigroup's open enrollment later this year.

After the close date, Cal Fed employees will receive Citigroup benefits information, which will answer your questions. Citigroup will also address how the conversion of Cal Fed benefits will be handled, e.g., paid time off , extended sick pay, leaves of absence, etc.


Was the letter Cal Fed employees received last week their 60-day notice?

No. If you received a letter indicating that there was not an ongoing role for you, then you will receive formal 60-day notification on or about the close date, which means your termination date is 60 days from the date you receive this notification. If you received a letter indicating you had a transition role until conversion, and an anticipated date, you will receive formal 60-day notification on or around that date, which means your termination date will be 60 days from that notification.

Will the 60-day notice be working or non-working? Will employees be allowed to take their 60 days as non-working?

You will receive 60 days notice, at least 30 days of which will be non-working. Managers have discretion to grant additional non-working notice during that 60-day period.

When we are laid off, we will be paid all of our severance pay in a lump sum. Will the last day of employment (for unemployment insurance purposes) be the last day we work or the date through which we are paid?

Your termination date is your last day of employment with the company, whether or not you are physically at work on that day, and is the date you use as your last day of work for unemployment purposes. Your termination date does not occur until after your 60-day notice period ends.


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You will be paid your regular salary and benefits through your termination date.
Any severance benefit payment, regardless of the number of weeks of severance pay it represents, will be paid in a lump sum, less applicable taxes and withholdings on your termination date.

When will the full COBRA rate for benefits take effect -- at the time the severance period starts or after the severance period ends?

Your COBRA benefit starts when your employment ends. You will pay active employee rates through the period represented by your lump sum severance, then the full COBRA rates after that.

Is there a condition under which any portion of paid severance must be repaid as a consequence of post-layoff employment?

No, if you receive a severance payment and are later rehired, you would not have to repay the severance benefit you received.

How long after the close date will the Cal Fed Severance Pay Plans be in effect?

Per the merger agreement, Cal Fed's Severance Pay Plans will remain in effect for one year, which means if you are laid off within one year after the close date, you would be eligible to receive severance under the applicable Cal Fed Plan.

If I have been notified that I will be retained as a "transition employee," can I ask to be released prior to the proposed date and still be able to receive my severance benefits?

If you find yourself in this situation, the correct approach would be to ask your manager if you could leave early. If they agree, you would be eligible to receive your severance benefits. If your manager does not feel you could be released early, then you would be required to stay through transition date to be eligible to receive severance.

If I accept a transition assignment and resign before my assignment is complete, will I still receive my severance pay and retention bonus?

No. If you accept a transition assignment and voluntarily resign before the end of the transition assignment, you will not be eligible to receive severance pay or a retention bonus. The purpose of a retention bonus is to retain you until the assignment is complete.

If an employee's transition assignment goes beyond the one year, are we at risk of losing Cal Fed's severance benefits?

It is not expected that the transition assignments will go beyond one year after the close date. However, at this time Citigroup has indicated its intention of maintaining Cal Fed's Severance Pay Plans for those few employees whose transition assignments go beyond one year.


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For continuing employment, is there a formal interview process to still go through, paperwork to sign to make it official, or is this just something that happens?

Effective on the close date, Cal Fed employees will become employees of the new organization. It will happen transparently to employees with no paperwork to complete or any other process to go through.

If an employee is offered a position and that employee is scheduled for an annual review this year, but after the close date, will that employee receive the annual review?

Yes, Cal Fed's human resource systems and policies regarding performance reviews and any resulting salary increases will remain in effect through year-end.

Who determines if a job is "comparable"? If I am offered a job, which I believe to be non-comparable to my current job and turn it down, do I lose my severance?

If you have a question regarding the comparability of a job you are offered, you should discuss it with your manager.

Is the amount of travel required in a job something that can determine whether a job is comparable?

Yes, if the travel requirements of a job change, e.g., you are required to travel more, this may be a factor in determining comparability.

If I was not offered a job initially, and I receive a job offer before my termination date, would I still be eligible for the severance package?

No.

If an employee interviews for a position with Citigroup, would the employee be considered an internal or external candidate?

Prior to the close date, Cal Fed employees would be external candidates but will be given priority consideration over other external candidates.

Can employees continue to use educational assistance after the close date?

Yes, if you remain an active employee, you may continue to use the educational assistance program up to Cal Fed policy limits. Once you are terminated, and eligible for severance, educational assistance is part of the severance package. You have 90 days from your termination date to commence retraining and six months from your termination date to complete retraining. The reimbursement levels are $1500.00 for full-time employees and $750.00 if you are a part-time employee (regularly


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scheduled to work fewer than 40 hours per week). The process for reimbursement will remain the same as it is currently.

Will there be resume-writing classes provided for employees?

Yes. There will be "Transition Workshops" offered in all major locations beginning this week. The workshop includes resume writing, job search strategies, interviewing tips, and discussions about handling transitions and layoffs. A schedule of these workshops will be mailed to RC managers this week.

Will there be outplacement services provided for the employees who are terminated? If so, to what level of staff will these services be available?

Yes. Outplacement services such as resume development and job search counseling will be provided to all levels of employees as part of their severance benefits. Employees will receive specific information regarding outplacement services at the time of their termination.


If you have questions about some of the answers we've already given and how they apply to you specifically, please ask your manager or your human resources consultant.

Previous transition updates can be found in the Transition News archives section of the InfoVault at the bottom of the current update.

As always, if you receive questions from reporters about the acquisition, please refer them to corporate communications at (415) 904-1199 or (415) 904-1203.